UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date October 9, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

RESULTS OF THE SHAREHOLDERS’ MEETINGS
HELD ON 9 OCTOBER 2009

The Board announces the results of the EGM and the H Shareholders Class Meeting held in Shanghai, the PRC on Friday, 9 October 2009.

Reference is made to (1) the circular of China Eastern Airlines Corporation Limited (the "Company") dated 25 August 2009 (the "Circular") containing, among others, the notices dated 25 August 2009 of the extraordinary general meeting (the "EGM") and the class meeting of holders of H shares of the Company (the "H Shareholders Class Meeting") to be held on 9 October 2009; and (2) the announcement of the Company dated 10 September 2009 in relation to, among others, the change of the time of the EGM and the H Shareholders Class Meeting.

Unless the context otherwise requires, capitalised terms used in the Circular shall have the same meanings when used in this announcement.

RESULTS OF EGM

The EGM was held at Shanghai International Airport Hotel 上海國際機場賓館, 2550 Hongqiao Road, Shanghai, the People’s Republic of China (the "PRC") on Friday, 9 October 2009. Shareholders representing 6,351,173,281 shares of the Company were present, in person, by way of on-line voting or by proxy, at the EGM. The EGM was validly convened in compliance with the relevant requirements under the Company Law of the PRC and the Articles of Association.

No shareholder was required to abstain from voting in respect of any resolution proposed for approval at the EGM.

No shareholder was required to vote only against any of the resolutions proposed at the EGM.

Each resolution proposed for approval at the EGM was taken by poll. PricewaterhouseCoopers, the auditors of the Company, were appointed as the scrutineer for the purpose of vote-taking at the EGM. The resolutions set out below are in the same order and correspond to those set out in the notice of the EGM. The poll results in respect of the resolutions proposed for approval at the EGM were set out as follows:

Total number of shares represented by votes (Approximate %*)
		For	Against	Abstain
SPECIAL RESOLUTIONS
1.
"THAT, the proposal for the absorption of Shanghai Airlines by the Company through share exchange be and is hereby approved, ratified and confirmed. Details of the aforesaid absorption proposal were set out in the Circular."
		6,326,708,392 (99.6149%)	23,107,582 (0.3638%)	1,352,907 (0.0213%)
2.	"THAT, the terms and conditions and the implementation of the transactions contemplated under the Absorption Agreement be and is hereby approved, ratified and confirmed."	6,326,712,692 (99.6149%)	23,107,682 (0.3638%)	1,352,907 (0.0213%)
3.
"THAT, the Draft Report for the Absorption of Shanghai Airlines Co., Ltd by China Eastern Airlines Corporation Limited 《中國東方航空股份 有限公司換股吸收合併上海航空股份有限公司報告書（草案）》be and is hereby approved, ratified and confirmed. Details of the aforesaid draft report were contained in an overseas regulatory announcement of the Company published on the website of the Stock Exchange on 10 August 2009."
		6,327,879,792 (99.6332%)	23,127,482 (0.3641%)	166,007 (0.0026%)
4.
"THAT, conditional upon the passing of Resolution No. 1 above, the Board is authorized to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect the increases in the registered capital and change of shareholding of the Company."
		6,326,710,792 (99.6149%)	23,107,582 (0.3638%)	1,352,907 (0.0213%)
ORDINARY RESOLUTIONS
5.	"THAT, that the Company satisfies the conditions for material assets reorganization be and is hereby confirmed."	6,326,708,392 (99.6148%)	23,111,982 (0.3639%)	1,352,907 (0.0213%)
6.
"THAT, conditional upon the passing of Resolution No. 1 above, the Directors be and are hereby authorized to sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with any transaction contemplated under Resolution No. 1 above or any matter incidental thereto."
		6,326,710,792 (99.6149%)	23,107,582 (0.3638%)	1,352,907 (0.0213%)
7.
"THAT, in connection with the proposed absorption of Shanghai Airlines, the Company may provide guarantee to its wholly owned subsidiary set up for the purpose of absorbing all the assets and assuming all the liabilities of Shanghai Airlines. Details of the aforesaid guarantee to be provided by the Company were set out in section 2 of the Circular."
		6,326,716,867 (99.6149%)	23,102,582 (0.3638%)	1,353,832 (0.0213%)

* The percentage of voting is based on the total number of shares held by shareholders present, in person, by way of on-line voting or by proxy, at the EGM and entitled to vote in respect of the relevant resolution.

Based on the above poll results, all of the resolutions were passed.

RESULTS OF H SHAREHOLDERS CLASS MEETING

The H Shareholders Class Meeting was held at Shanghai International Airport Hotel 上海國際機場賓館, 2550 Hongqiao Road, Shanghai, the PRC on Friday, 9 October 2009. The H Shareholders Class Meeting was validly convened in compliance with the relevant requirements under the Company Law of the PRC and the Articles of Association.

No shareholder was required to abstain from voting in respect of the resolution proposed for approval at the H Shareholders Class Meeting.

No shareholder was required to vote only against any of the resolutions proposed at the H Shareholders Class Meeting.

The resolution proposed for approval at the H Shareholders Class Meeting was taken on poll. PricewaterhouseCoopers, the auditors of the Company, were appointed as the scrutineer for the purpose of vote-taking at the H Shareholders Class Meeting. The poll results in respect of the resolution proposed for approval at the H Shareholders Class Meeting were set out as follows:

Total number of shares represented by votes (Approximate %*)
	For	Against	Abstain
SPECIAL RESOLUTIONS
1.
THAT, the proposal for the absorption of Shanghai Airlines by the Company through share exchange be and is hereby approved, ratified and confirmed. Details of the aforesaid absorption proposal were set out in the Circular."
	1,902,038,617 (99.9996%)	7,500 (0.0004%)	0 (0%)

* The percentage of voting is based on the total number of shares held by shareholders present, in person or by proxy, at the H Shareholders Class Meeting and entitled to vote in respect of the relevant resolution.

Based on the above poll results, the resolution was passed.

RESULTS OF A SHAREHOLDERS CLASS MEETING

The A Shareholders Class Meeting was validly convened and held at Shanghai International Airport Hotel 上海國際機場賓館, 2550 Hongqiao Road, Shanghai, the PRC on Friday, 9 October 2009. The resolution proposed for approval at the A Shareholders Class Meeting was passed.

Note:
The poll results were subject to scrutiny by PricewaterhouseCoopers, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shao Yong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)
Sandy Ke-Yaw Liu	(Independent Non-executive Director)

Shanghai, the PRC

9 October 2009